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EXHIBIT 12

DIRECTV HOLDINGS LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2003	2004	2004	2005
	(dollars in millions)
EARNINGS
Income (loss) before income taxes and cumulative effect of accounting change	$262.8	$(170.2)	$(8.7)	$195.8
Fixed charges	220.0	236.4	110.4	132.0
Capitalized interest	(13.0)	(15.8)	(9.2)	(9.5)

Total Earnings	$469.8	$50.4	$92.5	$318.3

FIXED CHARGES
Interest expense	$209.0	$221.8	$103.8	$124.2
Estimated interest portion of rental payments(a)	11.0	14.6	6.6	7.8

Total Fixed Charges	$220.0	$236.4	$110.4	$132.0

Ratio of Earnings to Fixed Charges(b)	2.14	(c)	(c)	2.41

(a)
Interest expense was estimated by using one-third of total rental payments.

(b)
Ratio not presented for the years ended December 31, 2000, 2001, and 2002.

(c)
Fixed charges exceed earnings.

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DIRECTV HOLDINGS LLC COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES